kubé
NICE CREAM

RAW
VEGAN
DAIRY-FREE
ARTISAN MADE
PEANUT & SOY-FREE
COLD PRESSED COCONUT CREAM
SODIUM METABISULFITE-FREE

+510-395-5267
BAY AREA, CA
info@kubenicecream.com
www.kubenicecream.com
@kubenicecream

OUR STORY

We are lactose intolerant and have a passion for making delicious non-dairy, plant-based foods that transform and rebuild society with healthier local food production practices. We know that real, fresh and healthy foods, without chemicals, support healthier outcomes for all people and mama earth! This is why we value slow food, and the time it takes to grow and maintain a healthy organic vegetable-fruit garden and compost in our backyard.

Our inspiration for RAW, unpasteurized coconut nice cream developed out of our desire to create the creamiest non-dairy ice cream without the strong presence of artificial coconut flavor. We also had a need to rebel against oppressive, broken food structures and to re-build trusted food structures that promote collective and self-determination, to revitalize and honor our health. kubé defies artificial food norms by creating new practices that protect the integrity of RAW, cold-pressed coconut cream to make our nice cream. We are the emerging leader in the RAW, coconut cream industry who will never use synthetic chemical preservatives, artificial colors or flavors.

High Level Business Plan

- **2014 - 2018 Q1: R&D Period**
- **2018 Q2: Started Sales**
  - *Events*
    - Weddings
    - Online Promotional Orders
- **2018 Q3 - Q4: Continued Growth**
  - *Events*
    - Weddings
    - Cultural & Corporate Events
    - Farmers Market
- **2019 Q1 - Q4**
  - *Events*
    - Weddings
    - Cultural & Corporate Events
    - Farmers Market
- *2020 Q2: Open first storefront*
- *2022: Scaling Kubé Model*
  - *Begin the process to franchise our model*
  - *Begin selling our tool to tropical resorts, cruise ships and other places where coconuts grow*

MISSION

To uplift, revitalize, and environmentally sustain an ethnically inclusive, food-justice and health economy in California by offering the most authentic, gourmet, non-dairy, and RAW coconut nice cream.

VALUES

We value food justice integrity, self and collective determination for our health, trusted healthy food structures and practices, health & wellness, excellent hygienic product operations and processes, an ethnically diverse workforce, teamwork, funding good jobs and byproducts to create regenerative soil.

FUTURE OPERATIONS

- Hire 6-10 people for production
- Automize equipment for scaling operations
- Wholesale product to Bay Area Vegan restaurants, cafés, Co-op grocery stores and local health food stores.

REAL INGREDIENTS

 We only use real, whole plant-based ingredients in all of our flavors. We believe in keeping the coconut cream RAW and unpasteurized the way mama earth made it.

SUSTAINABILITY

 We have multiple food byproducts that can be turned into either compost for organic gardens, water filters and other materials used in green industries.

NO CHEMICALS

 We don't mess with the fake stuff, there is no need to use bleaching chemicals (sodium metabisulfite), dyes, artificial flavors, or preservatives for RAW coconut cream and other coconut based products.

CO-FOUNDERS

KAI B. NORTEY
KAI@KUBENICECREAM.COM

ERNEST NEE-NUEH NORTEY
NEE@KUBENICECREAM.COM

INVESTMENT ATTORNEY

JENNY KASSAN
JENNY@JENNYKASSAN.COM   (510) 529-1860

COMPANY INFORMATION

Registered Name: Creamy Coconuts, LLC



kubé
NICE CREAM

WHY WE ARE DIFFERENT

Kubé nice cream is a local artisan-food-producer of RAW mature coconut cream, in the Bay Area, California. kubé is creating a NEW genre of non-dairy, plant based ice cream. We handcraft, small batches of RAW, unpasteurized coconut cream to make the creamiest non-dairy coconut nice cream, with plant-based ingredients to make clean, fresh, and bold flavors.

EMERGING LEADER

We are the emerging leader in harnessing the power of RAW, unpasteurized coconut cream. We hand crack mature coconuts and cold-press the fruit to obtain its fresh, RAW coconut cream to make the creamiest texture of non-dairy, RAW coconut nice cream. As a part of food justice and self-determination, kubé nice cream has invented the appropriate, patent-pending, commercial food grade coconut scraper tools to shred mature coconuts safely and efficiently.

DISRUPTING THE STATUS QUO

kubé nice cream is disrupting the "standard international pasteurization process" of organic coconut cream and milk, which uses a preservative and bleaching chemical called, sodium metabisulfite. This chemical is used as a standard industry practice in the coconut cream industry to increase the shelf-life of coconut cream, coconut ice cream, and milk inside a can or carton for years, which often have both metallic and artificial coconut flavors. This pasteurization process heats coconut cream to high temperatures, which burns the cream to a brown color, and then sodium metabisulfite is added to bleach the cream white. This pasteurization process of coconut cream, denatures its proteins and nutrients, and changes its physical and chemical properties. Many people are allergic to sulfur dioxide preservatives and sodium metabisulfite chemicals, which also cause gastrointestinal problems in both animals and humans.

PRODUCT INTEGRITY

kubé strongly believes in protecting the integrity of RAW coconut cream with our special cold-press method, and real plant-based ingredients. RAW coconut cream is the fat from the mature coconut fruit, and can be safely consumed RAW just like cold-pressed pineapple juice.

OUR NAME

kubé means "coconut" in the Twi language from Ghana. During a trip, to visit family in Ghana, we ate coconuts on a daily basis and felt inspired to reconnect with our love for fresh, mature coconut fruit, and its amazing health properties. When we returned back to the United States, we were excited to prepare fresh, mature coconut fruit, RAW cold-pressed coconut cream, coconut milk, and coconut nice cream.

TARGET MARKET

- Health-conscious
- Lactose intolerant
- Ice cream enthusiasts
- Adults and Children with allergies to nuts, soy, sulfites/ sodium metabisulfite, and preservatives

PATENT PENDING TOOL

Does this tool exist already?

NO, Currently there are no machines or tools that process mature coconut in the United States. We have invented a 304 Stainless Steel, seamless coconut scraper that affixes into a hand drill to scrape the coconut meat into shreds.

Are coconuts easy to shred?

YES, Mature coconut fruit/meat can be shredded with the correct tools. This is why we've put in thousands of hours to perfect our process for how we hand crack, shred, and cold press our coconuts.

40 Million

In 2017, the total number of people in the United States who are lactose intolerant and the number grows every year. These people are looking for high quality non-dairy ice cream.

75% - 90%

Percentage of all Africans of the diaspora, Jewish, Eastern European, Mexican-American, Asian, Native American, Southern Mediterranean people who are lactose intolerant.

$28 Billion

Dairy Ice cream industry

$5.1 Billion

The Non-dairy frozen dessert category is tripling each year as more consumers become health conscious and demand non-dairy products.